Exhibit 99.1

Brazil Potash Provides Update on Autazes Project Regarding Brazilian Court Filing

MANAUS, Brazil, July 16, 2026 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE-American: GRO), a mineral exploration and development company advancing the Autazes potash project in Amazonas State, Brazil (the “Autazes Project” or the “Project”), is providing the following update regarding a recent procedural filing in the Brazilian courts relating to the Project.

Overview of the Filing

The Company has become aware, through publicly available court records, that the Brazilian Federal Public Defender’s Office (Defensoria Pública da União or “DPU”), acting on behalf of certain indigenous organizations opposed to the Project, has filed a Suspensão de Tutela Provisória (an application to suspend provisional relief) directly with the President of the Brazilian Supreme Federal Court (Supremo Tribunal Federal or “STF”). The Company has not yet been formally served with the filing.

The application is not a new lawsuit and does not introduce any new allegations or new underlying facts. It is a procedural request within the scope of an existing Public Civil Action that was originally filed by the Brazilian Federal Public Prosecutor’s Office in December 2016 and has been the subject of extensive litigation over the past several years. The application seeks to overturn recent decisions of the Federal Regional Court of the First Region (“TRF-1”) that were issued in favor of the Company and the Indigenous Mura Council (Conselho Indígena Mura or “CIM”), and to suspend installation activities related to the Project.

Favorable Judicial Record

The issues raised in the DPU’s application have been extensively litigated before the Brazilian federal courts and the TRF-1 has previously issued multiple favorable decisions recognizing, among other things, (i) the legitimacy of the CIM as the representative organization of the Mura indigenous communities in the municipality of Autazes, (ii) the conformity of the indigenous consultation process with the requirements of United Nations International Labour Organization Convention No. 169 based on a consultation protocol developed by the Mura communities under judicial supervision, and (iii) the validity of the free, prior and informed indigenous consultation, authorizing the continuation of the environmental licensing process for the Autazes Project. The consultation was conducted over a period of more than six years, involved over 35 indigenous villages, and culminated in an assembly in which approximately 90% of the participating communities voted in favor of the Project’s continuation.

On July 9, 2026, the Office of the Prosecutor General of Brazil (Procuradoria-Geral da República or “PGR”), the highest authority of the Federal Publico Prosecution Office before the STF, issued a formal opinion (parecer) in connection with the DPU’s filing, recommending that the application not be heard on the merits. The PGR concluded that the DPU lacks standing to file the application and that the procedural vehicle is unsuitable for reexamination of facts and evidence — a position consistent with the Company’s assessment of the filing.

Company Response

The filing does not change the legal status of the Autazes Project or any of the Company’s existing environmental licenses, which remain in full force and effect. Brazil Potash, together with its external Brazilian counsel, is evaluating the filing and preparing its response. The Company intends to vigorously defend its position and continues to believe that its legal position is well supported by the existing judicial record, the multiple favorable decisions previously issued by the TRF-1, and the PGR’s recommendation that the application not be heard.

The Company considers this filing to represent another procedural development within existing litigation, rather than a new legal proceeding or a new substantive challenge to the Project. Brazil Potash will provide further updates as warranted.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Forward-Looking Statements Disclaimer

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates”, “believes”, “intends”, “will”, “estimates”, “plans”, “may” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to the anticipated benefits of the Autazes Project to Brazil’s agricultural sector, expected production volumes, the Company’s assessment of the legal proceedings described herein, the expected outcome of the DPU’s application, the Company’s legal position and the status of its environmental licenses, estimated greenhouse gas emissions reductions, and the status of the Company’s project, government regulation and environmental regulation, are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, for the IPO filed with the SEC, the Company’s most recent annual report on Form 20-F filed with the SEC and the supplemented PREP prospectus filed in each of the provinces and territories of Canada, other than Québec. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com